UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 11, 2026

Jet.AI Inc.

(Exact name of registrant as specified in its Charter)

Delaware	001-40725	93-2971741
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10845 Griffith Peak Dr.

Suite 200

Las Vegas, NV 89135

(Address of principal executive offices) (zip code)

(702) 747-4000

(Registrant’s telephone number, including area code)

Not Applicable

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13e-4 (c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common Stock, par value $0.0001 per share	JTAI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

Special Meeting of Stockholders

On June 11, 2026, Jet.AI, Inc., (the “Company”) convened its special meeting of stockholders (the “Special Meeting”) to vote on the transactions described in the Amended and Restated Agreement and Plan of Merger and Reorganization dated May 6, 2025, as amended (the “Merger Agreement”), by and between the Company, Jet.AI SpinCo, Inc., a wholly-owned subsidiary of the Company (“SpinCo”), flyExclusive, Inc. (“flyExclusive”), and FlyX Merger Sub, Inc., a wholly-owned subsidiary of flyExclusive, Inc. (“Merger Sub”), and the Separation and Distribution Agreement (the “Spinoff Agreement”) dated February 13, 2025, by and between the Company, SpinCo and flyExclusive, Inc. These transactions are described in more detail within the Company’s definitive proxy statement dated May 1, 2026, filed with the U.S. Securities and Exchange Commission on May 4, 2026 (the “Proxy Statement”). The Proxy Statement was first mailed to the Company’s stockholders on May 13, 2026.

As of the close of business on May 8, 2026, the record date for the Special Meeting, there were 1,421,721 shares of the Company’s common stock outstanding and entitled to vote at the Special Meeting. A total of 486,285 shares of the Company’s common stock, representing approximately 34.2% of the shares outstanding and entitled to vote, were represented in person or by valid proxies at the Special Meeting. While approximately 99% of the 486,285 votes already cast as of the date of this Current Report on Form 8-K have been cast in favor of the transactions contemplated by the Merger Agreement and the Spinoff Agreement, approval of such transactions requires the affirmative vote of a majority of the outstanding shares of Jet.AI common stock outstanding as of the record date for the Special Meeting.

As a result, the Company adjourned the Special Meeting until 4:00 p.m. Eastern Time, on June 23, 2026. The reconvened Special Meeting will be held at the same virtual meeting link: https://www.cstproxy.com/jetai/sm2026. There is no change to the record date for those stockholders who are eligible to vote at the Special Meeting or the purpose of, or any of the proposals to be acted upon at, the reconvened Special Meeting. Stockholders who have already submitted proxies or voting instructions need not take any further action unless they wish to change their vote. Proxies previously submitted will be voted at the Special Meeting as reconvened unless properly revoked in accordance with the procedures described in the Proxy Statement.

The Company issued a press release announcing the rescheduling of the Special Meeting. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Record Date for Distribution

The Company previously announced on June 5, 2026, that it established June 15, 2026, as the record date for the distribution of the shares of SpinCo pursuant to the Spinoff Agreement.

On June 12, 2026, the Company changed the record date for the distribution of the shares of SpinCo from June 15, 2026, to June 25, 2026. As such, stockholders of record of the Company’s common stock, par value $0.0001 per share on June 25, 2026, will be entitled to receive, on a pro rata basis, all outstanding shares of SpinCo immediately prior to the completion of the merger between Merger Sub and SpinCo.

The Company anticipates that delivery of the SpinCo shares will occur immediately prior to the merger. Upon completion of the merger, the SpinCo shares distributed to the Company’s stockholders will convert into the right to receive shares of flyExclusive Class A common stock, subject to the terms of the merger agreement.

The completion of the distribution and merger remains subject to stockholder approval and the satisfaction or waiver of customary closing conditions.

Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Company and the Special Meeting. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. As a result, caution must be exercised in relying on forward-looking statements, which speak only as of the date they were made. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the Company may not be able to achieve a quorum to hold the Special Meeting; the Company may not be able to maintain compliance with all continued listing requirements; and market and other conditions. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. For a discussion of other risks and uncertainties, and other important factors, any of which could cause the Company’s actual results to differ from those contained in the forward-looking statements, see the section titled “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the SEC, as updated by the Company’s subsequent reports and filings with the Securities and Exchange Commission. All information in this Current Report on Form 8-K is as of the date of the filing hereof, and the Company undertakes no duty to update this information or to publicly announce the results of any revisions to any of such statements to reflect future events or developments, except as required by law.

Additional Information and Where to Find It

In connection with the transactions contemplated by the Merger Agreement, flyExclusive has filed a Registration Statement on Form S-4 (File No. 333-284960) (the “Registration Statement”) to register the shares of flyExclusive common stock that will be issued in connection with the proposed transactions. The Registration Statement includes a proxy statement of the Company and a prospectus of flyExclusive (the “Proxy Statement/Prospectus”), and flyExclusive may file with the SEC other relevant documents concerning the proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, FLYEXCLUSIVE, AND THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained, free of charge, at the SEC’s website at www.sec.gov when they are filed. You will also be able to obtain these documents, when they are filed, free of charge, from the Company by accessing the Company’s website at investors.jet.ai. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to the Company at 10845 Griffith Peak Drive, Suite 200, Las Vegas, NV 89135, Attention: Board Secretary, or by phone at (702) 747-4000. The information on the Company’s website is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation of Proxies

The Company, flyExclusive, and certain of their respective directors and officers may be deemed participants in the solicitation of proxies from the Company’s stockholders in connection with the transactions contemplated by the Merger Agreement and the Spinoff Agreement. The Company’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names and interests in the proposed transactions of the Company’s directors and officers in the parties’ filings with the SEC, including the Company’s annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the proposed transactions and a description of their direct and indirect interests is included in the definitive Proxy Statement relating to the proposed transactions. Stockholders, potential investors and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions contemplated by the Merger Agreement or the Spinoff Agreement and will not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated June 11, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JET.AI INC.

By:	/s/ George Murnane
George Murnane
Interim Chief Financial Officer

Date: June 12, 2026